UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Concurrent Computer Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

206710402

(CUSIP Number)

GEORGE LAU

c/o GALLEON GROUP

590 MADISON AVENUE, 34th FLOOR

NEW YORK, NY 10022

(212) 371-2939

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 206710402

1.	Names of Reporting Persons. Galleon Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 392,781

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 392,781

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 392,781

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 4.59%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 206710402

1.	Names of Reporting Persons. Galleon Buccaneer’s Offshore, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 392,781

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 392,781

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 392,781

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 4.59%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 206710402

1.	Names of Reporting Persons. Raj Rajaratnam

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 392,781

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 392,781

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 392,781

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 4.59%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 206710402

Item 4.	Purpose of Transaction.

N/A

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As of the date of this filing, Galleon Buccaneer’s Offshore, Ltd. (“Buccaneer”) is the beneficial owner of an aggregate of 392,781 Shares, which constitute approximately 4.59% of the 8,552,000 Shares (the “Reported Number”) reported by the Issuer as outstanding as of April 27, 2009.   Galleon Management, L.P., as the investment advisor of Galleon Buccaneer, and Mr. Rajaratnam, by virtue of the capacities in which he functions as described in Item 2 above, may each be deemed to share voting and dispositive power over the Shares beneficially owned by Buccaneer.

All percentages of the Common Stock outstanding reported in this Schedule 13D are based on the Reported Number.

(c)  Set forth in Exhibit A hereto are the transactions in the Shares during the past 90 days by Galleon Management, L.P. and Galleon Buccaneer’s Offshore, Ltd. All such transactions were effected in open market purchases.

(d)  Not applicable.

(e)  On May 11, 2009 each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the common stock.

CUSIP No. 206710402

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Trading information as required by Item 5(c).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date:	May 13, 2009	Galleon Management, L.P.

		By:	/s/ Raj Rajaratnam*

		Title:	Managing Member of General Partner, Galleon Management, LLC

Date:	May 13, 2009	Galleon Buccaneer’s Offshore, Ltd.

		By:	/s/ Raj Rajaratnam*

		Title:	Director

Date:	May 13, 2009	Raj Rajaratnam

		By:	/s/ Raj Rajaratnam*

		Title:	Self

/s/ George K. Lau
* By George K. Lau, attorney-in-fact

EXHIBIT INDEX

A.	Trading information as required by Item 5(c).